ORITANI FINANCIAL CORP.

370 Pascack Road

Township of Washington, New Jersey 07676

November 9, 2006

VIA FACSIMILE AND EDGAR

(202) 772-9216

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Oritani Financial Corp.
Registration Statement on Form S-1 (Registration Number 333-137309)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Oritani Financial Corp., a federal corporation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-1 be declared effective on November 13, 2006 at 10:00 a.m., or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Kevin J. Lynch
Kevin J. Lynch
President and Chief Executive Officer